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                                EXHIBIT 23

                           SHAREHOLDER PROPOSAL

          RESOLVED, that the shareholders recommend that the Board of Directors, at the earliest practical date, redeem or submit to a binding shareholder vote the Company's Rights Agreement adopted in April 1996, and submit any and all similar plans or agreements considered in the future for shareholder approval prior to the adoption of such plans or agreements.

                           SUPPORTING STATEMENT

          This shareholder proposal is submitted by NorDruk Investment Company, Limited Partnership, a shareholder in the Company. It is supported by Concerned Shareholders for Better Management of Ameriwood (the "Concerned Shareholders"), a shareholder group of which NorDruk is a member.

          In April 1996, the Company adopted a Rights Agreement, also known as a "poison pill." The Rights Agreement was adopted without shareholder approval.
As a poison pill, the Rights Agreement may serve to harm shareholder value and entrench current management by deterring stock acquisition offers that are not favored by the Board of Directors. In NorDruk's view, management's failure to seek the input and approval of the Company's shareholders on an action of such critical importance indicates that management is placing its interests above those of the shareholders.

          The Securities and Exchange Commission has stated: "Tender offers can benefit shareholders by offering them an opportunity to sell their shares at a premium and by guarding against management entrenchment. However, because poison pills are intended to deter non-negotiated tender offers, and because they have this potential effect without shareholder consent, poison pill plans can effectively prevent shareholders from even considering the merits of a takeover that is opposed by the board." SEC Release No. 34-23486 (July 31, 1986).

          NorDruk believes that the adoption of the Rights Agreement significantly reduces management's accountability to shareholders and that the adoption of the Rights Agreement without shareholder approval was contrary to the long-term interests of all shareholders and offensive to the concepts of management accountability and corporate democracy. If the Rights Plan is redeemed or rejected by the shareholders, NorDruk believes that the Company and its Board of Directors will be better positioned to advance the interests of shareholders and maximize shareholder values.

          NorDruk and the Concerned Shareholders urge you to vote "FOR" this proposal. If management opposes this proposal and you want to vote for it, you must mark the "FOR" box on the proxy card next to the proposal.